ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF SEPTEMBER 26, 2024

DATE AND TIME: On September 26, 2024, at 5:00 p.m.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6. of the Internal Charter of the Fiscal Council.

RESOLUTIONS UNANIMOUSLY MADE:

1. The members of the Company's Supervisory Council have met to examine and opine on the proposals to be submitted to the Extraordinary General Stockholders' Meeting in order to:

1.1. Resolve on the "Protocol and Justification" in which are the terms and conditions of the merger of IUPP S.A. ("IUPP") into the Company, based on June 30, 2024, with the purpose of transferring to the Company all activities currently carried out by IUPP, including the creation and management of a loyalty and rewards program and of an electronic platform for the intermediation of products and goods offer by third parties ("Transaction");

1.2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of IUPP to be merged into the Company ("Appraisal Report");

1.3. Resolve on the Appraisal Report, based on the balance sheet of IUPP as of June 30, 2024; and

1.4. Resolve on the Transaction, with no increase in the Company's capital stock.

2. After examining and discussing the afore mentioned proposals, the Councilors resolved to draw up the following opinion:

"*After examining the documents related to the proposals to be submitted to the Extraordinary General Stockholders' Meeting, the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. are in the opinion that these documents properly reflect the capital structure and the financial position of the Company, and the merger of IUPP S.A. into the*

Company, as well as their legal effects, represent fairly the interests of the Company's stockholders, in compliance with the applicable legal and statutory rules and procedures".

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), September 26, 2024. (undersigned) Gilberto Frussa – Chairman of the Supervisory Council; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer